PRESS RELEASE

Loncor Closes Private Placement of Common Shares

Toronto, Ontario – February 26, 2016 – Loncor Resources Inc. (the "Company" or "Loncor") (TSX: "LN") is pleased to announce that it has closed its previously announced non-brokered private placement of an aggregate of 67,000,000 common shares of the Company (the “Common Shares”) at a price of Cdn$0.015 per Common Share for gross proceeds of Cdn$1,005,000 (the “Offering”).

Arnold Kondrat, Chief Executive Officer, President and a director of the Company, acquired 60,000,000 of the Common Shares of the Company issued under the Offering. Taking into account the acquisition of these Common Shares, Mr. Kondrat now owns, directly and indirectly, an aggregate of 74,300,818 Common Shares, representing approximately 49.1% of the issued and outstanding Common Shares of the Company. If Mr. Kondrat were to exercise all of his respective convertible securities he would own, directly and indirectly, 74,550,818 Common Shares, representing approximately 49.2%, of the Company’s then outstanding Common Shares, on a partially diluted basis.

Mr. Kondrat has acquired the Common Shares for investment purposes and may, depending on market and other conditions, increase or decrease his beneficial ownership, control or direction over the Common Shares, or other securities of the Company, through market transactions, private agreements, treasury issuances, exercise of convertible securities or otherwise. For further details relating to the acquisition, please see the early warning report, a copy which is available on SEDAR.

The Offering constitutes a related party transaction within the meaning of Multilateral Instrument 61-101 (“MI 61-101”) as an insider of the Company (Mr. Kondrat) purchased 60,000,000 Common Shares under the Offering. The Company is relying on the financial hardship exemptions from such requirements contained in sub-sections 5.5(g) and 5.7(e) of MI 61-101. The independent directors of the Company have all approved the Offering. Mr. Kondrat did not vote in connection with the said approval. The Company did not file a material change report in respect of the related party transaction at least 21 days before the closing of the Offering, which the Company deems reasonable in the circumstances so as to be able to avail itself of potential financing opportunities and complete the Offering in an expeditious manner.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Loncor Resources Inc.

The Company is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo (“DRC”) – the Ngayu and North Kivu projects. The Company owns exploration permits covering 2,077 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus. The Company also controls exploration permits covering an area of 13,210 km2 in North Kivu province. Both areas have historic gold production. Additional information with respect to the Company's projects can be found on the Company’s website at www.loncor.com.

For further information, please contact:

Arnold Kondrat, President & CEO
Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.
www.loncor.com

Forward-Looking Information:

This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in gold prices and equity markets, political developments in DRC, the uncertainties involved in interpreting exploration results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated March 31, 2015 relating to the year ended December 31, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.